Exhibit 99.2	NEWS RELEASE RARE ELEMENT RESOURCES LTD TSX-V: RES AMEX: REE September 17, 2010 Ref: 21-2010

RARE ELEMENT EARLY ADOPTS INTERNATIONAL FINANCIAL REPORTING STANDARDS

VANCOUVER, BC – Rare Element Resources Ltd. (TSX-V: RES and AMEX: REE) announces that its application to early adopt International Financial Reporting Standards (“IFRS”) under National Instrument 52-107 has been approved by the applicable Canadian Securities Administrators.  The Company has chosen to early adopt IFRS and will commence reporting under these standards for the period beginning July 1, 2010, with a July 1, 2009 date of transition (the “Transition Date”).  Comparative periods for fiscal 2010 will also be restated under IFRS.

As background, in February 2008, the Canadian Accounting Standards Board confirmed that IFRS will replace Canadian generally accepted accounting principles (“GAAP”) for all publicly accountable enterprises for financial periods beginning on and after January 1, 2011, with the option available for enterprises to early adopt upon receipt of approval from the Canadian Securities regulatory authorities.  The United States Securities and Exchange Commission has also authorized foreign private issuers to file financial statements using IFRS without having to include a US GAAP reconciliation.

Adoption of IFRS will result in a single accounting standard whereas currently the Company reports under Canadian GAAP with a US GAAP reconciliation.  The use of a single accounting standard will reduce costs and streamline financial reporting by developing common reporting systems and consistency across its subsidiaries.

The Company’s comprehensive IFRS conversion plan addresses changes in accounting policies, restatement of comparative periods, organization, internal controls and any required changes to business processes.  The management of the Company has reviewed its accounting system, its internal controls and its disclosure control processes and believes they will not need significant modification as a result of the conversion to IFRS.

IFRS Conversion

The Company’s comprehensive IFRS conversion plan addresses changes in accounting policies, restatement of comparative periods, organization, internal controls and any required changes to business processes.  To facilitate this process and ensure the full impact of the conversion is understood and managed reasonably, the Company had external consultants, including the Company’s auditors DeVisser Gray, Chartered Accountants, assisting as needed.  The accounting staff has also attended several training courses on the adoption and implementation of IFRS.  Through in-depth training and the reconciliation of historical GAAP financial statements to IFRS, the Company believes that its accounting personnel have obtained a thorough understanding of IFRS.

The Company has reviewed its accounting system, its internal controls and its disclosure control processes and believes they do not need significant modification as a result of the conversion of IFRS.

Initial adoption of IFRS

IFRS 1 “First-time Adoption of International Financial Reporting Standards” sets forth guidance for the initial adoption of IFRS.  Under IFRS 1, the standards are applied retroactively at the Transition Date with all adjustments to assets and liabilities taken to retained earnings unless certain exemptions are applied.  The Company will be applying the following exemptions to its opening balance sheet dated July 1, 2009:

(a)

Business combinations

IFRS1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS.  The Company takes advantage of this election and applies IFRS 3 to business combinations that occurred on or after July 1, 2009.  There is no adjustment required to the July 1, 2009’s statement of financial position on the Transition Date.

(b)

IFRS 2 – Share-based payment transactions

IFRS 2 Share-based Payment has not been applied to equity instruments that were granted on or before November 7, 2002, nor has it been applied to equity instruments granted after November 7, 2002 that vested before July 1, 2009.

(c)

IAS 27 – Consolidated and Separate Financial Statements

In accordance with IFRS 1, if a company elects to apply IFRS 3 Business Combinations retrospectively, IAS 27 Consolidated and Separate Financial Statements must also be applied retrospectively.  As the Company elected to apply IFRS 3 prospectively, the Company has also elected to apply IAS 27 prospectively.

(d)

IAS 23 – Borrowing Costs

IAS 23 Borrowing costs has not been applied to borrowing costs relating to qualifying assets for which the commencement date for capitalization is on or after July 1, 2009.

(e)

IAS 16 - Property, plant and equipment

IAS 16 Property, plant and equipment allows for property, plant and equipment to continue carried at cost less depreciation, same as under GAAP.

Impact of IFRS

IFRS employs a conceptual framework that is similar to Canadian GAAP.  The adoption of IFRS will not have any material impact on the financial information previously disclosed under Canadian GAAP.  The Company identified the following adjustments as a result of the adoption of IFRS:

(a)

“Contributed surplus” versus various reserves in equity

IFRS requires an entity to present for each component of equity, a reconciliation between the carrying amount at the beginning and end of the period, separately disclosing each change.  The Company examined its “contributed surplus” account and concluded that as at the Transition Date, the entire amount of US$876,046 relates to “Equity settled employee benefit reserve”.  As a result, the Company believes that a reclassification would be necessary in the equity section between “Contributed surplus” and the “Equity settled employee benefit reserve” account.

For comparatives, as at September 30, 2009, the entire US$871,524 “contributed surplus” account was reclassified into “Equity settled employee benefit reserve”.  Furthermore, as at June 30, 2010, US$1,477,734 “contributed surplus” account was broken down into US$1,166,746 “Equity settled employee benefit reserve” and US$310,988 “Reserves for agents’ options”.

(b)

Share-based payment transactions

IFRS 2, similar to Under Canadian Generally Accepted Accounting Principles (“Canadian GAAP”), requires the Company to measure share-based compensation related to share purchase options granted to employees at the fair value of the options on the date of grant and to recognize such expense over the vesting period of the options.  However, under IFRS 2, the recognition of such expense must be done with a “graded vesting” methodology as opposed to the straight-line vesting method allowed under Canadian GAAP.  In addition, under IFRS, forfeitures estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods; while under Canadian GAAP, forfeitures of awards are recognized as they occur.

Under IFRS graded vesting methodology, during the three months ended September 30, 2009, the Company would have recorded US$123,218 as share-based payment versus US$112,670 stock-based compensation under Canadian GAAP.  As a result, US$10,548 would be adjusted in the share-based payment expense in the statement of operations and the same amount would be adjusted in the equity settled employee benefit reserve in the statement of equity.

During the year ended June 30, 2010, the Company would have recorded US$537,061 as share-based payment versus US$524,497 stock-based compensation under Canadian GAAP.  As a result, US$12,564 would be adjusted in the share-based payment expense in the statement of operations and the same amount would be adjusted in the equity settled employee benefit reserve in the statement of equity.

(c)   Cumulative Translation differences

IFRS requires that the functional currency of each entity of the Company be determined separately and record the foreign exchange resulting from the consolidation in equity rather than in the statement of operations.  IFRS 1 provides an exemption and allows for such adjustments to be made as of the transition date, resulting in no change to the June 30, 2009 financial statements on the transition date.

For the three months ended September 30, 2009, the foreign exchange resulting from the consolidation amounted to a gain of US$144,324, resulting in increasing the current period’s loss in the statement of operations and recording an “Exchange reserve” in the Statement of Equity.

For the year ended June 30, 2010, the foreign exchange resulting from the consolidation amounted to a loss of US$30,670, resulting in decreasing the current year’s loss in the statement of operations and recording an “Exchange reserve” in the Statement of Equity.

In order to allow the users of the financial statements to better understand other changes between IFRS and GAAP that do not have any quantitative effect or adjustments to the Company’s financial statements, the following qualitative explanation of the differences between GAAP and IFRS is provided:

(a)

Income tax

Income tax expense is calculated in the same manner in accordance with GAAP and IFRS.  Future income tax asset / liability is also calculated in the same manner in accordance with GAAP and IFRS.

(b)

Property, plant and equipment

GAAP and IFRS allow the use of original cost less depreciation as the cost base.  IFRS requires separate depreciation rate for components that depreciate differently.

(c)

Exploration for and Evaluation of Mineral Resources

GAAP and IFRS allow the capitalization of costs associated with the exploration for and evaluation of mineral resources.

On Behalf of the Board of Directors

“Mark T. Brown”

___________________________

Mark T. Brown, CA

CFO and Director

Rare Element Resources Ltd.

This news release was prepared by Company management, which takes full responsibility for content. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.